Barclays Global Financial Services Conference 2018 Greg D. Carmichael Chairman, President & Chief Executive Officer September 12, 2018 Filed by Fifth Third Bancorp pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: MB Financial, Inc. SEC File No.: 001-36599 Filer’s SEC File No.: 001-33653 Date: September 12, 2018

FORWARD-LOOKING STATEMENTS This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections. In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. In this presentation, we may sometimes use non-GAAP financial information. Please note that although non-GAAP financial measures provide useful insight to analysts, investors and regulators, they should not be considered in isolation or relied upon as a substitute for analysis using GAAP measures. If applicable, we provide GAAP reconciliations for non-GAAP financial measures in a later slide in this presentation, which is also available in the investor relations section of our website, www.53.com. Management does not provide a reconciliation for forward-looking non-GAAP financial measures where it is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the occurrence and the financial impact of various items that have not yet occurred, are out of the Bancorp's control or cannot be reasonably predicted. For the same reasons, the Bancorp's management is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures provided without the most directly comparable GAAP financial measures may vary materially from the corresponding GAAP financial measures. We provide a discussion of non-GAAP measures and reconciliations to the most directly comparable GAAP measures in later slides in this presentation, as well as on pages 31 and 32 of our 2Q18 earnings release. IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed merger, Fifth Third Bancorp has filed with the SEC a Registration Statement on Form S-4 that includes the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com.   Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com. Fifth Third Bancorp and MB Financial, Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

$141BN Total Assets (#13)2 $93BN Total Loans 61% Commercial 39% Consumer $102BN Core Deposits $37BN AUM CET 1: 10.9% 116% Modified LCR ~54,000 fee-free ATMs 12Q18 earnings release; 2SNL Financial as of 2Q18 – U.S. based savings and commercial banks per regulatory filings; EOP loans including loans HFS; 32018 Kiplinger “Best Banks” Ranking; 42017 Javelin award winner, “Leader in Money Movement and Customer Service for online banking categories”, 52018 Global Finance, US Regional Awards; 62017 Greenwich Associates National Best Brand Awards for Middle Market Banking (companies $10-500MM in revenues), consideration for use for a range of products among customers and prospects Well-positioned franchise and focused footprint 2Q18 Bancorp Overview1 Regional footprint Corporate Banking Regional office Best Private Bank in the Midwest 20185 Best Regional Bank3 Best Bank for HNW Families (runner-up)3 Customer Service4 2017 Best Brand in Commercial Banking, Middle Market6 Money Movement4

Strategic priorities for the company 1 3 Implement remaining NorthStar initiatives and achieve standalone financial targets Continue to position company to pursue profitable organic growth opportunities 2 Successfully integrate MB Financial and realize expected financial benefits

Majority of NorthStar initiatives already completed Balance sheet optimization Commercial Client Experience Initiative (CCEI) Capital markets platform upgrades Credit card product and analytical enhancements Personal lending partnership and organic rollout Corporate treasury management product enhancements Mortgage origination system upgrade & MSR acquisitions Enhanced data science and marketing analytics platform Continued expansion of middle market lending Additional enhancements to capital markets platform Wholesale payments initiatives Remaining areas of focus for 2018 Select actions completed: Proof points: Peer-leading decline in criticized assets since 2015 ~30% decline in cycle time from credit application to funding Record capital markets fees in 2Q18 7% y-o-y balance growth 93% y-o-y balance growth in other consumer loans Fee equivalent business service charges up 6% y-o-y $14BN in MSR purchases since the beginning of 2017 Consumer households up 4% y-o-y

Balance sheet optimization has reshaped our risk and return profile 2016 - 2017 actions to strengthen balance sheet: Exited $5BN in higher risk and lower return commercial relationships De-emphasized indirect auto with lower risk-adjusted returns, resulting in $3BN balance decline Limited CRE exposures in late cycle Lowest CRE as a percentage of risk-based capital vs. peers Strong capital and liquidity profile CET1: 10.9% Modified LCR: 116% Commercial criticized asset ratio 2Q18 Change since 4Q15 Expect to outperform peers through-the-cycle 1Source: SNL and company filings as of 2Q18; FRY9C; 2Resi Mortgage refers to first lien residential mortgage losses CRE / Total Risk Based Capital1 Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 Peer 10 Peer 11 Change in CCAR stressed loss rates vs. peers Percentage point change in loss rates vs. 2015 under Fed DFAST ü C&I ü Resi Mortgage2 ü CRE ü Total 1.1% 2.2% 0.7% 0.2% -1.1% 0.9% 0.5% -0.4%

Expect to achieve standalone NorthStar targets Raised original ROTCE target over 300 bps to reflect rate hikes and tax law changes Standalone franchise momentum: Record commercial originations (2Q18) Record corporate banking fees (2Q18) Significant increase in consumer households driving strong deposit growth Expense management to limit 2019 expense growth to 1% or less Expect to generate significant incremental capital Additional operating leverage with MB Financial ROTCE ROA Efficiency 1H18 2H18 4Q19 Enhanced Targets MBFI Financial Impact 14.0% 1.3% 62% ~14.5% ~1.3% ~59% 16%+ 1.35 - 1.45% ~2% ~0.12% ~(4%) (excluding LIH expense) Standalone progression core1 FY2020 Enhanced Targets w/ MBFI 18%+ 1.55 - 1.65% <57% Low 50s 1Non-GAAP measures: see reconciliation on page 13 of this presentation and use of non-GAAP measures on pages 31 and 32 of the 2Q18 earnings release Expected progression of financial targets 4Q19 Original Targets 12 - 14% 1.1 - 1.3% <57% mid to upper-end of

MB Financial acquisition: significant strategic value Shareholder value creation with strong financial results Significantly enhances Chicago retail deposit market share2 Complementary business and commercial client focus $100K- 2MM $2- 5MM $5- 10MM $10- 20MM $20- 50MM $50- 100MM $100- 250MM $250- 500MM $500- 2BN $2BN+ Strong cultural alignment High-performing middle market franchise In-footprint, single market concentration in third largest MSA Enhanced offerings to MB clients in Retail and WAM Significant expense synergies from branch consolidation and overhead elimination in back-office functions Capital deployment for a high quality franchise at higher IRR than share repurchases; no interruption in existing capital plans Robust capital markets capabilities Significant scale and range of products Advanced treasury management services Asset based lending expertise Specialized equipment leasing opportunity opportunity Fifth Third + 1Greenwich & Associates Research 2Based on 2017 FDIC deposit data, excluding all deposit balances above $500mm at any branch (excluded deposits are assumed to include a significant level of commercial deposits or are headquarter branches for direct banks). #10 #7 #2 MB Financial Combining forces to become a top tier middle market lender + #6 #4 #2 #2 Chicago middle market relationship share1 By customer revenue segment

MB Financial integration and financial update Integration update Regulatory application complete; waiting for approval MB shareholder vote scheduled for 9/18 ISS and Glass Lewis recommend FOR all proposals Chicago organizational structure announced; tapping combined strength of both management teams Highly successful talent and client retention to date; focused on maintaining positive momentum post-closing Detailed plans for seamless integration; planning day 1 system conversions for majority of applications Expect to close 1Q19 Financial update Expect pre-tax expense synergies of ~$255MM (50% year 1; 100% year 2) $60 - 75MM revenue synergies identified (pre-tax, net of expenses) by year 3 Continue to expect revenue streams consistent with original deal model CCAR resubmission pending; expect to continue repurchase post 3Q18 earnings Cash EPS accretion

MB acquisition: an important step to position our retail banking franchise for future growth Improves percentage of deposits in markets with a top 3 share ~70% of deposits in markets with Top 3 market share % of bank’s deposits in a top 3 position in their markets + Source: 2017 FDIC deposit data, excluding all deposit balances above $500mm at any branch (excluded deposits are assumed to include a significant level of commercial deposits or are headquarter branches for direct banks). A top 3 deposit market share is the primary indicator of outsized growth potential 30 - 50% increase in deposits per branch as a top 3 bank vs. being the top 4-6 Able to more efficiently leverage marketing spend Expect to achieve more favorable deposit pricing power with a larger market share

Execution over a 36 month period In existing footprint only; no geographic expansion Reposition 100 - 125 branches from the Midwest to the Southeast Branch square footage 40 – 50% smaller than legacy network with a significantly shorter payback period Pursuing organic growth opportunities Key aspects of network optimization Retail network optimization: strategic rationale Reallocate resources to higher growth markets while maintaining top market share in the Midwest Continue market leading positive momentum in household growth by leveraging new analytical capabilities Support brick & mortar reallocation with smart financial solutions and an integrated digital customer experience to drive strong customer service and relationship growth 3.2% 3.8% 2.8% 4.0% 6.3% 3.4% 4.9% 8.5% 5.6% 4.7% More favorable retail network metrics in growth states Fifth Third deposit growth rates1 Projected Population Growth2 Moody’s Market Vitality3 1.4% 90% 6.0% 120% FITB consumer deposit growth rate 3.6% 5.7% States with a net branch decrease States with a net branch increase 12012-2017 CAGR; Source: FDIC Branch deposit data, capped to approximate consumer deposits; 25-year state average census population growth projections; Projected population growth 3Source: Moody’s Market Vitality scores. State numbers are weighted average of CBSA number, weighted by Fifth Third 2017 FDIC branch deposits Commercial: Middle Market geographic expansion Sales force augmentation in Wealth & Asset Management, Treasury Management, and Capital Markets Retail: Branch network optimization Organic growth initiatives to improve profitability:

Strategic priorities for the company 1 2 3 Implement remaining NorthStar initiatives and achieve standalone financial targets Successfully integrate MB Financial and realize expected financial benefits Continue to position company to pursue profitable organic growth opportunities Focused on top quartile through-the-cycle performance to create long term shareholder value

Regulation G reconciliation 1Assumes a 21% tax rate 91 90 Three Months Ended 1H18 June March 2018 2018 Net interest income (U.S. GAAP) $2,016 $1,020 $996 FTE Adjustment 7 4 3 Taxable equivalent net interest income $2,023 $1,024 $999 Taxable equivalent net interest income (annualized) $4,079.5303867403318 $4,107.2527472527472 $4,051.5 Adjusted taxable equivalent net interest income (g) $2,023 $1,024 $999 Adjusted taxable equivalent net interest income (annualized) $4,079.5303867403318 $4,107.2527472527472 $4,051.5 Noninterest income (U.S. GAAP) $1,652 $743 $909 Valuation of Visa total return swap 49 10 39 GreenSky IPO gain -16 -16 0 Securities (gains) losses, net 16 5 11 Branch network impairment charge 38 30 8 Vantiv/ Worldpay step-up gain -,414 0 -,414 Gain on sale of Vantiv/Worldpay shares -,205 -,205 0 Adjusted noninterest income (h) $1,120 $567 $553 Noninterest expense (U.S. GAAP) $2,083 $1,037 $1,046 Contribution for Fifth Third Foundation -10 -10 0 Compensation expense primarily related to staffing review -19 -19 0 Litigation reserve increase -8 0 -8 Adjusted noninterest expense $2,046 $1,008 $1,038 Impairment on affordable housing investments -95 -47 -48 Adjusted noninterest expense ex LIH expense (i) $1,951 $961 $990 Average assets (j) $,141,546.90055248619 $,141,529 $,141,565 Metrics: Adjusted return on tangible common equity (f) / (c) 0.13991215162404405 0.14444279630434839 0.13585668185781444 Adjusted return on assets (e) / (j) 1.3% 1.3% 1.2% Adjusted efficiency ratio ex LIH expense (i) / [(g) + (h)] 0.62074451161310851 0.60402262727844125 0.63788659793814428 91 90 365 365 0.24931506849315069 0.24657534246575341 2.0165745856353592 4.0109890109890109 4.0555555555555554 4.0331491712707184 Fifth Third Bancorp and Subsidiaries Core ROTCE 0.14000000000000001 Regulation G Non-GAAP Reconciliation Three Months Ended Core ROA 1.2999999999999999E-2 $ and shares in millions 1H18 June March Adjust Efficiency excluding LIH expense 0.62 (unaudited) 2018 2018 For Core ROTCE Adjusted Net Income Available to Common Net income attributable to Bancorp (U.S. GAAP) (a) $1,290 $586 $704 Average Goodwill/Intangibles (ex. MSR) Average Shareholder's Equity Net income available to common shareholders (U.S. GAAP) (b) $1,252 $563 $689 Average Preferred Equity For Core ROA Add: Intangible amortization, net of tax 2 1 1 Adjusted Net Income Attributable to Bancorp Tangible net income available to common shareholders $1,254 $564 $690 Average Assets Tangible net income available to common shareholders (annualized) $2,528.7845303867402 $2,262.197802197802 $2,798.333333333333 For Adjusted Efficiency (ex LIH) Adjusted efficiency ratio ex LIH expense (s) / [(m) + (p)] + One timers Total Bancorp shareholders' equity (U.S. GAAP) $16,232 $16,232 $16,184 Less: Preferred stock -1,331 -1,331 -1,331 Goodwill -2,462 -2,462 -2,462 Intangible assets -30 -30 -30 Tangible common equity, including unrealized gains / losses (c) $12,409 $12,409 $12,361 Non core adjustments (pre-tax items) Vantiv/ Worldpay step-up gain $-,414 $0 $-,414 Litigation reserve charges 8 0 8 Branch network assessment charge 38 30 8 Valuation of Visa total return swap 49 10 39 Gain from GreenSky IPO -16 -16 0 Securities (gains) losses, net 16 5 11 Contribution for Fifth Third Foundation 10 10 0 Gain on sale of Vantiv/Worldpay shares -,205 -,205 0 Compensation expense primarily related to staffing review 19 19 0 Non core adjustments - after-tax1 (d) $-,391.5 $-,116.13000000000001 $-,274.92 Adjusted net income attributable to Bancorp (a + d) $898.95 $469.87 $429.08 Adjusted net income attributable to Bancorp (annualized) (e) $1,812.7997237569061 $1,884.6434065934066 $1,740.1577777777777 Adjusted net income available to common shareholders (b + d) $860.95 $446.87 $414.08 Adjusted net income available to common shareholders (annualized) (f) $1,736.1698895027625 $1,792.3906593406593 $1,679.3244444444442 Average assets (g) $,141,546.90055248619 $,141,529 $,141,565 Adjusted return on assets (g) / (i) 1.3% 1.3% 1.2% Adjusted return on tangible common equity (h) / (c) 0.13991215162404405 0.14444279630434839 0.13585668185781444 Adjusted Net Income Available to Common/(avg shareholder equity - avg preferred equity- avg goodwill)* day weight Step Up, Pre-tax 414 After-tax @21% 327.06 Date of Close 43116 43190 QWA Impact on Average TCE #DIV/0! Fifth Third Bancorp and Subsidiaries Regulation G Non-GAAP Reconciliation For the Three Months Ended $ and shares in millions 12439 12518 12518 (unaudited) 117527091000 117761257000 117761257000 CET 1 capital (transitional) $1,331 $,126,443 $0 Less: Adjustments to CET 1 capital from transitional to fully phased-in (1) 0 ,126,134 0 CET 1 capital (fully phased-in) (h) 27 743 $0 Risk-weighted assets (transitional) 1.4899000000000001E-2 9.0899999999999998E-4 Add: Adjustments to risk-weighted assets from transitional to fully phased-in (2) ,117,761.257 577 $0 Risk-weighted assets (fully phased-in) (i) $0 $1,561 0 Estimated CET 1 capital ratio under Basel III Final Rule (fully phased-in) (h) / (i) 12522 564 0 (1) Primarily relates to disallowed intangible assets (other than goodwill and MSRs, net of associated deferred tax liabilities) 0 (2) Primarily relates to higher risk-weighting for MSRs 0 Average interest-earning assets (j) 158 162 0 0 Net interest income (U.S. GAAP) $0 $0 0 Add: FTE Adjustment 0 0 0 Taxable equivalent net interest income (k) $0 $0 0 Taxable equivalent net interest income (annualized) (l) $0 $0 0 0 $0 $0 0 Leveraged lease remeasurement 0 0 $0 Adjusted taxable equivalent net interest income (m) $0 $0 Adjusted taxable equivalent net interest income (annualized) (n) $0 $0 $0 0 Noninterest income (U.S. GAAP) (o) $0 $0 0 Valuation of Visa total return swap 0 0 0 GreenSky IPO gain 0 0 0 Securities (gains) losses, net 0 0 0 Branch network impairment charge 0 0 0 Vantiv/ Worldpay step-up gain 0 0 $0 Gain on sale of Vantiv/Worldpay shares 0 0 Gain on Vantiv warrant actions 0 0 -48 Transfer of certain nonconforming investments under Volcker to held-for-sale 0 0 Vantiv warrant valuation 0 0 $-48 Gain on sale of certain branches 0 0 Gain on sale of the non-strategic agented bankcard loan portfolio 0 0 Vantiv TRA-related transactions 0 0 #REF! Adjusted noninterest income (p) $0 $0 0 Less: Mortgage banking net revenue 0 0 #REF! Adjusted noninterest income, excluding mortgage banking net revenue $0 $0 #REF! #REF! Noninterest expense (U.S. GAAP) (q) $0 $0 #DIV/0! Contribution for Fifth Third Foundation 0 0 #DIV/0! One-time employee bonus 0 0 Impairment related to affordable housing investments from TCJA 0 0 Compensation expense primarily related to staffing review 0 0 Litigation reserve increase 0 0 Retirement eligibility changes 0 0 Adjusted noninterest expense (r) $0 $0 Impairment on affordable housing investments, as reported -47 -48 Impairment related to affordable housing investments from TCJA Adjusted noninterest expense ex LIH expense (s) $-47 $-48 Metrics: Pre-provision net revenue (k + o - q) 0 0 Adjusted pre-provision net revenue (m + p - r) 0 0 Taxable equivalent net interest margin (l) / (j) 3.2099999999999997E-2 0 Adjusted taxable equivalent net interest margin (n) / (j) 3.2099999999999997E-2 0 Taxable equivalent efficiency ratio (q) / [(k) + (o)] #DIV/0! #DIV/0! Adjusted efficiency ratio (r) / [(m) + (p)] #DIV/0! #DIV/0! Adjusted efficiency ratio ex LIH expense (s) / [(m) + (p)] #DIV/0! #DIV/0!

Strong liquidity profile $ millions – excl. Retail Brokered & Institutional CDs Unsecured debt maturities Heavily core funded Holding company: Modified LCR of 116% as of 2Q18 Holding Company cash as of June 30, 2018: $3.2B Cash currently sufficient to satisfy all fixed obligations in a stressed environment for ~24 months (debt maturities, common and preferred dividends, interest, and other expenses) without accessing capital markets, relying on dividends from subsidiaries or any other actions The Holding Company issued $250MM of three-year senior notes in 2Q18 $500MM Holding Company long-term debt matured in 2Q18 Bank entity: The Bank issued $1.55BN of senior bank notes in 3Q18. The issuance was across three tranches: $500MM three-year fixed, $300MM three-year floating, and $750MM seven-year fixed Available and contingent borrowing capacity (2Q18): FHLB ~$9.8B available, ~11.1B total Federal Reserve ~$32.6B 2018 funding plans In 2018, Fifth Third expects to issue sufficient long-term debt to maintain its current ratings under the Moody’s LGF methodology As of 06/30/2018 1$600MM of senior bank notes matured in 1Q18; $500MM of Holding Company debt matured in 2Q18; $1.25BN of senior bank notes were redeemed in 3Q18 $4,012

Balance sheet positioning – 2Q18 Investment portfolio $13.1BN fix | $42.8BN float 1,2,3 Commercial loans1,2,3 Consumer loans1 Long-term debt4 $25.9BN fix | $10.2BN float 1 $9.4BN fix | $4.9BN float 4 57% allocation to bullet/ locked-out cash flow securities Yield: 3.20% Effective duration of 5.25 Net unrealized pre-tax loss: $628MM 99% AFS 1ML based: 64%6 3ML based: 7%6 Prime based: 4%6 Weighted avg. life: 1.69 years 1ML based: 2%7 12ML based: 2%7 Prime based: 22%7 Weighted avg. life: 3.41 years Auto: 1.46 years Data as of 6/30/18; 1Includes HFS Loans & Leases; 2Fifth Third had $4.15BN 1ML receive-fix swaps outstanding against C&I loans, which are being included in fixed; 3Fifth Third has $2BN 1ML forward starting received-fix swaps outstanding against C&I loans effective after 6/1/2019, which are excluded from this analysis; 4Fifth Third had $3.21BN 3ML receive-fix swaps outstanding against long-term debt, which are being included in floating, long-term debt with swaps outstanding reflected at fair value; 5Effective duration of the taxable available for sale portfolio; 6As a percent of total commercial; 7As a percent of total consumer; 8As a percent of total long-term debt 1ML based: 0%8 3ML based: 30%8 Weighted avg. life: 4.02 years Level 1 100% Fix | 0% Float Level 2A 100% Fix | 0% Float Non-HQLA/ Other 77% Fix | 23% Float C&I 20% Fix | 80% Float Coml. mortgage 23% Fix | 77% Float Coml. lease 100% Fix | 0% Float Resi mtg.& construction 91% Fix | 9% Float Auto 99% Fix | 1% Float Home equity 8% Fix | 92% Float Senior debt 67% Fix | 33% Float Sub debt 74% Fix | 26% Float Auto securiz. proceeds 94% Fix | 6% Float Coml. construction 1% Fix | 99% Float Credit card 28% Fix | 72% Float Other 56% Fix | 44% Float Other 66% Fix | 34% Float Total interest earning assets ~$128BN; $70 fix | $58 float

Interest rate risk management – 2Q18 Estimated NII sensitivity profile and ALCO policy limits Estimated NII sensitivity with deposit beta changes Estimated NII sensitivity with demand deposit balance changes NII benefits from asset rate reset in rising rate environment: 58% of total loans are floating rate considering impacts of interest rate swaps (77% of total commercial and 28% of total consumer) Investment portfolio effective duration of 5.21 Short-term borrowings represent approximately 12% of total wholesale funding, or 2% of total funding Approximately $10 billion in non-core funding matures beyond one year Interest rate sensitivity tables are based on conservative deposit assumptions: 70% beta on all interest-bearing deposit and sweep balances (~50% betas experience in 2004 – 2006 Fed tightening cycle)2 No modeled re-pricing lag on deposits Modeled non-interest bearing commercial DDA runoff of approximately $1.0 billion (about 4%) for each 100 bps increase in rates over 2 years DDA runoff rolls into an interest-bearing product with a 100% beta 1 Effective duration of the taxable available for sale portfolio; 2Re-pricing percentage or “beta” is the estimated change in yield over 12 months as a result of a shock or ramp 100 bps parallel shift in the yield curve Note: data as of 6/30/18; actual results may vary from these simulated results due to differences between forecasted and actual balance sheet composition, timing, magnitude, and frequency of interest rate changes, as well as other changes in market conditions and management strategies. ALCO policy limit Change in interest rates (bps) 12 months 13 to 24 months 12 months 13 to 24 months +200 Ramp over 12 months 1.24% 5.19% (4.00%) (6.00%) +100 Ramp over 12 months 0.74% 2.92% NA NA -100 Ramp over 12 months (3.75%) (9.11%) (8.00%) (12.00%) % Change in NII (FTE)